

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

21st December, 2004.

Attn: Filing Desk - Stop 1-4


05005010

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th December 2004, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st December 2004, confirming that Wellington Management Company, LLP has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th December 2004, had an interest in 32,483,628 shares, being 4.11% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JAN 11 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH. D.C.
202
SECTION



VIA PR NEWSWIRE DISCLOSE

ER 04/64

Company Announcements Office,
London Stock Exchange.

21st December, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after the close of business on 20th December 2004, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th December 2004, had an interest in 32,483,628 shares, being 4.11% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH. D.C.
202
SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231